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                               June 14, 2024

       Steve Anastasio
       Vice President, Treasurer and Director
       Value Line Inc.
       551 Fifth Avenue
       New York, NY 10176

                                                        Re: Value Line Inc.
                                                            Form 10-K for the
Fiscal Year Ended April 30, 2023
                                                            Response dated May
10, 2024
                                                            File No. 000-11306

       Dear Steve Anastasio:

              We have reviewed your May 10, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 1, 2024 letter.

       Form 10-K filed July 28, 2023

       Exhibit 99.1, page 46

   1. We note your response to prior comment 1. Please clarify which financial statement periods you intend to
include pursuant to Rule 3-09 of Regulation S-X in your April 30,
                                                        2024 Form 10-K. In this
regard, your response indicates that you intend to include the three year conventional
presentation for the year ended April 30, 2025 due to a change in auditor; however, it is
unclear as to whether you intend to file all of the required periods, along with the separate
audit reports, in your April 30, 2024 Form 10-K.
       Note 18 - Business Segments, page 72

   2. We note your response to our prior comment 2 identifies that Sales, led by a lead salesman, are one of
the roles that report directly to the CODM. Please clarify the roles and responsibilities of
the lead salesman and more specifically explain how you
 Steve Anastasio
FirstName
Value LineLastNameSteve  Anastasio
           Inc.
Comapany
June       NameValue Line Inc.
     14, 2024
June 14,
Page 2 2024 Page 2
FirstName LastName
         determined that they do not meet the definition of a segment manager under ASC-280-10-
         50-7. In addition, clarify if there is only one lead salesman for all products that reports directly to the CODM or if there are separate and distinct lead salesmen, that each directly report to the CODM, for their respective product / title.
3. We note your response to our prior comments 2 and 3 describing the budgeting process and further indicate that the CODM reviews both Company-wide and product-oriented financial information, which includes periodic budget updates and a monthly operating statement that reflects major operating revenues and expenses of the business, by product/title. Please address the following.
             Describe the process for preparing the budget. For example, clarify if the budget is initially prepared at the product level for each product / title or if it is initially prepared at the consolidated level and then subsequently allocated to the products.
              Tell us who is responsible for preparing the initial budgets for the product / title (e.g., lead salesman) as well as who provides or proposes the periodic updates to the budget.
             Provide us with an illustrative example of the financial information by product / title that is provided to the CODM on a regular basis.
             Tell us specifically how many and which products / titles are included in these reports.
             Tell us which financial measures are included and presented to the CODM in these reports, and which are the primary measures that the CODM uses to make the decisions described in your response.
4. Your response to our prior comment 2 indicates that the CODM uses both the Company-
         wide and product-oriented financial information, in discussion with his direct reports, to make decisions such as increase or decrease advertising expense, introduce or discontinue a product/title, product pricing and compensation. However, your response to prior comment 5 indicates that the information is not sufficient for the CODM to assess performance and make resource allocation decisions. In light of the decisions made by the
         CODM described above, please further explain how you have determined that the characteristics described in ASC 280-10-50-1(b) have not been met.
5.       We note your response to comment 4 that you look at EAM's periodic expense and
         revenue reports and other monthly information as a matter of interest since the monies
         received from EAM are significant for Value Line   s financial
reporting purposes. We also
         note that you plan to modify your disclosure to more closely reflect the guidance described in ASC 280-10-55-2. Please address the following:
             Tell us whether or not you review these reports for purposes of evaluating whether to retain your investor-investee relationship with EAM, as described in ASC 280-10-55-
             2.
             Clarify the extent that you intend to modify your disclosure and whether that modification includes identifying EAM as an operating segment.
6. We note your response to our prior comment 5 stating that the requirements of ASC 280-
 Steve Anastasio
Value Line Inc.
June 14, 2024
Page 3
         10-50-1(a) - (c) have not been satisfied. Please provide us with an individual analysis of each criteria clarifying which you have determined have been satisfied and which have not, along with an explanation as to why you do not believe it has been satisfied. Specifically, to the extent that you have determined that the financial information provided to the CODM does not represent discrete financial information as contemplated by ASC 280-10-50-1(c) due to the arbitrary nature and allocation of costs, tell us why. In this regard, we note your response to comment 3 states that cost allocation methods are consistent to assist the CODM in evaluating major changes or variations. As part of your response, please clarify the proportion or percentage of costs that are considered to be direct variable vs. allocated.
       Please contact Lory Empie at 202-551-3714 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameSteve Anastasio                              Sincerely,
Comapany NameValue Line Inc.
                                                               Division of
Corporation Finance
June 14, 2024 Page 3                                           Office of
Finance
FirstName LastName